Mail Stop 04-05

                  June 1, 2005




Frank A. Pici
Executive Vice President and Chief Financial Officer
Penn Virginia Corporation
Three Radnor Corporate Center, Suite 230
100 Matsonford Road
Radnor, PA 19087

      Re:	Penn Virginia Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed on March 11, 2005
		File number 1-13283

Dear Mr. Pici:

      We have reviewed your filing and have the following comments.
Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Selected Financial and Operating Data - Corporate and Other, page
39

Reserves, page 40

1. We note you choose to disclose your reserve replacement percentage.
Please expand your disclosure to include the following information:

* Explain the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements` control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.

Financial Statements, page 51

Note 4 - Acquisitions, page 65

Coal Royalty and Land Management, page 65

2. We note Penn Virginia Resource Partners, L.P. acquired a natural gas gathering and processing business from Cantera Natural Gas LLC.
It appears the business acquired from Cantera Natural Gas LLC is significant (as defined by Rule 1-02(w) of Regulation S-X), and a Form
8-K that includes the historical financial statements of the business acquired as well as related pro forma financial statements should have been filed. To the extent you believe you have not met any of the conditions set forth under Rule3-05 of Regulation S-X and separate financial statements of this acquiree are not required, supplementally provide detailed significance calculations to support your position.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Yong Choi at (202) 551-3758 or Jenifer Gallagher at
(202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3684 with any other questions.


Sincerely,


April Sifford
Branch Chief
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Frank A. Pici
Penn Virginia Corporation
June 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE